SilverCrest’s Santa Elena Mine Gears Up For Production

TSX-V: SVL	For Immediate Release

VANCOUVER, B.C. May 27, 2010 – SilverCrest Mines Inc. (the “Company”) is pleased to report that initial mining has commenced in the Santa Elena open-pit with the first mining benches providing approximately 30,000 tonnes of ore to the coarse ore stock pile at the crusher. The Company has tested the 3-stage crusher with final adjustments underway. Construction is currently under budget and on schedule for a first metal pour this summer.

Santa Elena will be a high-grade gold and silver, open-pit heap leach mine anticipated to reach commercial production in the fourth quarter of this year. The Company expects the 2,500 tonne per day facility to produce approximately 35,000 ounces of gold and 600,000 ounces of silver per year over an 8-year mine life, at an estimated life of mine cash cost of less than US$375 per ounce of gold equivalent. The estimated initial capital cost of the fully financed project is US$20 million.

Construction at Santa Elena has been underway since October 2009. SilverCrest has accomplished the following milestones since the last update provided on April 8, 2010, which are significant in the transition from construction-phase into initial production:

  The first blast in the Santa Elena open-pit took place on May 1, 2010.

  Phase I leach pad is complete, and is being prepared for initial ore loading. The approx. 71,500 m2 leach pad will accommodate the first 3 years of ore production. Vector Engineering of Golden, CO is supervising the installation of the 80 mil plastic liner for the leach pad, and Site Quality Assurance and Control for the liner and impervious clay base.

  Earthworks and concrete foundations for the production facilities are complete, including the crusher site, Merrill Crowe plant, truck shop, lab, warehouse and administrative offices. Supervision of EPCM work continues under the direction of Sonoran Resources of Somerton, AZ.

  The onsite laboratory building is near completion, and will be fully functional in the next couple of weeks. This will provide a quick turnaround time for mine sample and exploration assays.

  All power generators are onsite, and have been installed and tested.

  Barren, Pregnant, and Emergency ponds for the various solutions are nearing completion, with installation of liners and piping underway.

  Merrill Crowe plant construction is ongoing, with installation of the gold and silver recovery system to commence shortly.

  To date, no lost time accidents or incidents have occurred during construction, with over 150,000 hours worked.

  Community involvement by the Company continues to be paramount, with the dedication of an ambulance and medical equipment to the Municipality of Banamichi, and the engagement of the services of a medical doctor for the local clinic. Community support for the presence of SilverCrest and Santa Elena Mine development continues to be strong.

SilverCrest’s President, J. Scott Drever, commented that, “We are very excited at this time, as the 4-year development process at Santa Elena nears completion and production becomes a tangible reality. As we have pointed out on several occasions, the economics of the Santa Elena project are extraordinarily robust at metal prices significantly below current prices. We are convinced that the low strip ratio and higher grades in the initial years of mining will provide an accelerated payback of the capital cost and loan facility, which will set the stage for early, free cash flow that can be utilized to implement the Company’s strategy for corporate growth.”

Additional assessments are also underway at the Santa Elena Mine for other exploration targets, development of underground resources, potential re-treatment of the projected leached heaps with conventional milling, and the feasibility of processing the nearby Cruz de Mayo silver deposit using the Santa Elena facilities. The Company believes that, collectively, these developments could significantly raise annual production rates at the Santa Elena facilities and increase mine life.

SilverCrest will continue to acquire and develop significant mineral resources, and operate multiple low-cost, high-grade precious metal mines. With Phase I of the Santa Elena project fully financed, commercial production expected later this year, and an exceptionally experienced management team, SilverCrest is in an enviable position as an emerging producer.

For further information, please visit the Company’s website at www.silvercrestmines.com to view updated construction photos. The August 11, 2008 “Technical Report on the Pre-Feasibility Study for the Santa Elena Project, Sonora, Mexico” completed by Scott Wilson Roscoe Postle Assoc. Inc. is filed on SEDAR at www.sedar.com.

The Qualified Person under National Instrument (NI 43-101) Standards of Disclosure for Mineral Projects for this News Release is N. Eric Fier, CPG, P.Eng. and Chief Operating Officer for SilverCrest Mines Inc., who has reviewed and approved its contents.

SilverCrest Mines Inc. (TSX-V: SVL) is an emerging gold and silver producer based in Vancouver, BC. SilverCrest’s substantial portfolio of precious metal deposits and additional quality exploration projects includes properties in Mexico and El Salvador. The Company’s flagship property is the 100%-owned Santa Elena Mine, which is located 150km northeast of Hermosillo, near Banamichi in the Sonora State of México. Santa Elena will be a high-grade, epithermal gold and silver producer, which will process 2,500 tonnes per day from a heap leach operation.

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company’s control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions.

Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

	Contact:	Fred Cooper
	Telephone:	(604) 694-1730
“J. Scott Drever”	Fax:	(604) 694-1761
	Toll Free:	1-866-691-1730
Email:
J. Scott Drever, President	info@silvercrestmines.com
SILVERCREST MINES INC.	Website:
www.silvercrestmines.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

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